UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For February 12, 2003

MADGE NETWORKS N.V.

(Translation of registrant’s name into English)

Keizersgracht 62-64

1015 Amsterdam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    ☐        No    ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N.A.

Page 1 of 9 Pages

Exhibit Index Appears on Page 4

MADGE NETWORKS N.V.

Item 1.    Press Release

Attached as Exhibit 1 to this Form 6-K is a copy of the Press Release issued by Madge Networks N.V. on February 12, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Madge Networks N.V.

By:	/s/ Martin Malina
Martin Malina Managing Director

Date: 18 February 2003

EXHIBIT INDEX

Exhibit	Page
Press Release	5

Madge Networks N.V.

Keizersgracht 62-64

1015 CS Amsterdam

The Netherlands

Main:	(+44) 1753 661 000
Fax:	(+44) 1753 661 011

MADGE NETWORKS N.V. REPORTS

FOURTH QUARTER AND FISCAL 2002 RESULTS

Amsterdam, The Netherlands (February 12, 2003) — Madge Networks N.V. (NASDAQ: MADGF), a global supplier of advanced wired and wireless networking product solutions, today announced results for its fourth fiscal quarter and full financial year ended December 31, 2002.1

Madge Networks revenues for the fourth quarter were US$7.1 million, compared to third quarter 2002 revenues of $7.6 million and fourth quarter 2001 revenues of $12.1 million. Net income from continuing operations for the fourth quarter was $0.1 million, with earnings per share just above breakeven. This compares to breakeven net income from continuing operations and just above breakeven earnings per share for the previous quarter and a net income from continuing operations of $3.1 million, or $0.06 per share, for the fourth quarter of 2001. Including discontinued operations, the net loss for fourth quarter 2002 was $(0.1) million, with earnings per share just below breakeven.

For the fiscal year 2002 Madge reported revenues of $34.2 million, compared to revenues of $70.3 million for the 2001 fiscal year. For the year ended December 31, 2002 net loss was $(2.3) million, or $(0.04) per share, compared to net income of $18.5 million, or $0.34 per share on a diluted basis for the year ended December 31, 2001. The loss for the 2002 period included a loss of $(2.1) million related to a special charge for discontinued operations. Net income for the 2001 period included special gains of $13.1 million partially offset by a loss from associate Red-M of $(1.5) million and a loss from discontinued operations of $(3.5) million.

[1]	With effect from September 30, 2002 the Company operates and reports on a quarterly calendar basis whereas previously the Company operated on the basis of thirteen-week financial quarters.

Gross margin for the fourth quarter increased to 75.8% compared to 67.6% for the previous quarter, and 54.4% for the fourth quarter of 2001. The margins for the fourth quarter 2002 and for the previous quarter were positively affected by releases of specific provisions. In the fourth quarter 2002 these provisions related to warranty and inventory obsolescence. Without this release the gross margin would have been 59.2%, compared to 58.5% for the third quarter 2002.

Accounts receivable, net of reserves were $2.5 M at the end of the fourth quarter or 33 days outstanding, compared to $2.9 M at the end of the previous quarter or 34 days outstanding. Inventories, net of reserves, were $2.5 M compared to $2.6 M at September 30, 2002.

The Company ended the fourth quarter with $7.2 million in cash, of which $4.6 million was not restricted. The Company continues its focus on working capital management.

“Q4 continued as another challenging quarter. Ongoing weak demand in Germany and a lack of new demand in the United States further illustrated the spending downturn in the IT industry generally. Cost control and margin improvement have contributed to allowing us to break even in these difficult circumstances,” said Martin Malina, CEO Madge Networks. “Our new Wireless product range and the very different external environment for our traditional token ring products required significant changes in the skills and capabilities of our sales force,” continued Martin Malina. “We have made good progress in restructuring our sales organization to meet these challenges and hope to see the benefit from this in future quarters.”

During the fourth quarter the Company also announced the software only version of its Wireless network management and security software called Smart Wireless Enterprise Access Server (SWEAS). This new version now allows highly scalable deployment of large Wireless installations in enterprise environments on industry standard Intel-based servers. The Company’s customers and resellers have reacted favorably to its Wireless products. The first customer installations are now well beyond the initial pilot phase. The Company continues to shift resources to the sale and support of Wireless products, as the management continue to believe that this area is the best opportunity of revenue growth for the Company.

“2002 has been a year when Madge Networks has had to adapt to declining revenues in the token ring market, whilst launching a new products range in one of the most promising market segments in the industry,” concluded Martin Malina. “We continue to have challenges to manage historic liabilities, and to absorb the cost of these historic liabilities in the context of the reduced size of the overall business, but we are pleased with the progress we have made to date. We are hopeful for the prospects of our new Wireless products.”

Ends

Management Comments

As in the previous quarter the Company has produced a document entitled “Management’s Comments on fourth quarter and full financial year 2002 results” instead of holding a conference call. This document discusses the results for the fourth quarter and full financial year 2002 in detail and can be found on the Investor Relations section of the Company’s website.

About Madge Networks N.V.

Madge Networks N.V. (NASDAQ: MADGF) is a global supplier of advanced wired and wireless networking product solutions to large enterprises, and is the market leader in Token Ring. Madge Networks is pioneering next generation networking solutions, which enable the painless deployment of Wireless and also 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers’ investments in Token Ring. Madge Networks also has an associate company, Red-M™, a market leader in Wireless networking solutions. Madge Networks’ main business centers are located in Wexham Springs, United Kingdom and New York. Information about Madge Networks’ complete range of products and services can be accessed at www.madge.com.

Private Securities Litigation Reform Act Statement

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g., the risk that there will be a continuing downturn in the market for Token Ring products and in the economy generally, the probability that the Company will not be repaid the full funding that it provided to the administrators, the possibility that the Company’s exposure to Madge.web liabilities could still materially impact the Company’s liquidity and the impact on the financial position of Madge Networks resulting from these and other factors, including the new Wireless product family generating sufficient revenue). Forward-looking statements in this press release include statements that refer to the fact the Company has made good progress in restructuring its sales organization to meet the new challenges, hoping to see benefit from these changes in the future quarters, the potential for revenue growth in the future from the new Wireless products and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge Networks’ SEC filings.

Madge, the Madge logo and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated or associated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom

Investor Relations Manager

MADGE NETWORKS N.V.

UK tel: +44 1753 661 609 or US tel: +1 212 709 1007

Madge Networks N.V.

Condensed Consolidated Balance Sheets2

(Unaudited)

(In thousands)

	Dec 31,	Dec. 31,
	2002	2001
Assets
Current assets:
Cash, cash equivalents, and short-term investments [3]	$7,177	$14,958
Accounts receivable, net	2,527	3,719
Inventories	2,487	4,540
Prepaid expenses and other current assets	2,503	6,025
Current assets of discontinued operations	592	1,590

Total current assets	15,286	30,832
Property and equipment, net	3,175	7,425
Intangible assets, net	—	3,633
Investments of discontinued operations	—	2,000
Fixed assets of discontinued operations	—	2,208

Total assets	$18,461	$46,098

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$10,310	$23,358
Income taxes payable	4,500	5,001
Short-term borrowings	986	3,189
Short-term obligations	130	559
Current liabilities of discontinued operations	5,053	9,560

Total current liabilities	20,979	41,667
Long-term obligations	1,137	1,125
Long-term obligations of discontinued operations	6,280	10,304

Total liabilities	28,396	53,096
Shareholders’ deficit	(9,935)	(6,998)

Total liabilities and shareholders’ deficit	$18,461	$46,098

[2]	The condensed consolidated balance sheet includes our associate company, Red-M, accounted for under equity accounting principles at a value of nil. Madge.web is now accounted for as a discontinued operation.
[3]	Cash includes a balance of $2.5M at December 31, 2002 and $6.4M at December 31, 2001 that had restricted use.

Madge Networks N.V.

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands)

	Group Results[4]
	Three months ended December 31,		Twelve months ended December 31,
	2002	2001	2002	2001
Continuing Operations
Net sales	$7,074	$12,064	$34,242	$70,317
Cost of sales	1,715	5,503	11,965	32,932

Gross profit	5,359	6,561	22,277	37,385
Operating expenses:
Sales & marketing	2,969	3,727	12,336	18,062
Research & development	216	409	1,887	3,741
General and administrative	1,912	2,287	8,068	8,911
Special (gain)	—	—	—	(5,112)

Total operating expenses	5,097	6,423	22,291	25,602

Income (loss) from continuing operations	262	138	(14)	11,783
Net interest income (expense)	(62)	(65)	(640)	1,533
Gain on sale of investment in Red-M	—	—	—	7,997

Income (loss) from continuing operations before tax and share of associate loss	200	73	(654)	21,313
Income tax provision (benefit)	65	(3,061)	(415)	(2,129)

Income (loss) from continuing operations before share of associate loss	135	3,134	(239)	23,442
Associate loss	—	—	—	(1,499)

Income (loss) from continuing operations	$135	$3,134	$(239)	$21,943

Discontinued Operations
Loss from discontinued operations	(225)	(965)	(2,087)	(3,473)
Total net income (loss)	$(90)	$2,169	$(2,326)	$18,470

Net income (loss) per share from continuing operations
Basic and diluted	$0.00	$0.06	$(0.00)	$0.40
Net loss per share from discontinued operations
Basic and diluted	$(0.00)	$(0.02)	$(0.04)	$(0.06)
Total net income (loss) per share
Basic and diluted	$(0.00)	$0.04	$(0.04)	$0.34
Weighted Average Shares Outstanding
Basic and diluted	54,040	54,038	54,039	54,019

[4]	The group results include our associate company, Red-M, accounted for under equity accounting principles. Madge.web is now accounted for as a discontinued operation.